Cool Opportunity

Madeleine MacRae
To: Joe Amendala <joe@closetslasvegas.com>

Tue 7/26/2022 12:23 PM

Hi Joe!!!

It's been a long, long time and I wanted to reach out to share with you something really cool that I've been working on over the past year or so.

I created and soft launched a new business, Homepro Toolbox, late last year and I've been intensely building it out for the past 6 months. This week, we are FINALLY ready. We have launched our new website and are geared up to kick off an intensive marketing campaign to get this thing moving.

Homepro Toolbox box is all about helping Dealers thrive and grow more successful businesses, and we have some very ambitious growth plans -- 1,000 members by early Q2 next year and continuing forward fast from there. And I'm seeking some investors to take this journey with me. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

If you have questions or wanted to dive in more deeply, I'm hosting a webinar on Thursday to go over all the details. The link is below my signature.

Would love to hear your thoughts!!!

- Madeleine

Be sure to check out the incredible opportunity to **INVEST** in Homepro Toolbox!
For more details, click **here** to register for our Webinar, Thursday, July 28th, 12pm Eastern.

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